Filed by Vacasa, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TPG Pace Solutions Corp.

Commission File No.: 001-40319

Vacation Rental Firms Vacasa, Sonder to Test Market With Public Offerings

Teaming up with special-purpose acquisition companies as remote work fuels demand for short-term rentals

The Wall Street Journal

By Konrad Putzier

November 9, 2021

A group of short-term rental companies are poised to go public, testing investor appetite for companies marketing themselves as alternatives to hotels, individual host listings and even traditional office space.

Professional managers of vacation homes and apartments have benefited from surging demand over the past year, as more Americans take advantage of remote work to book stays in small towns and resort destinations.

But the managers also face challenges. They are increasingly competing with renters—who can lock up properties for long time periods—to add listings, driving up their costs. And the lack of new homes is crimping their ability to expand.

Vacation-home manager Vacasa said it plans to go public in the fourth quarter of this year with a roughly $4.5 billion valuation. Sonder, which manages short-term-rental apartments and hotels, also plans to go public this year at a valuation just over $1.9 billion. And Inspirato, which runs a subscription service for vacation homes, is going public at about a $1.1 billion valuation.

All three have reached deals to merge with publicly traded special-purpose acquisition companies.

Professional managers account for 16% of U.S. short-term rental listings, up from 13% before the pandemic, according to data company AirDNA. Unlike the hotel sector, where big brands like Marriott International Inc. and Hilton Worldwide Holdings Inc. dominate, the short-term rental sector is mostly the domain of individual hosts who list directly on sites like Airbnb Inc., sometimes with the help of small, regional property managers.

Jamie Lane, vice president of research at AirDNA, said he expects professional managers to keep growing market share in the short-term rental sector because branded properties often get higher rates and occupancy than individual homeowners posting on sites like Airbnb.

“It mirrors what we saw in the hotel industry, where everything was independent probably until the 1950s, ‘60s, when you started to see the onset of the brands,” he said. “I think in general the short-term rental industry is going to follow the same path.”

Companies like Vacasa and Sonder are betting that managing short-term rentals in bulk is more efficient, and that customers like the certainty of branded homes that meet the same basic standard wherever they go.

When the Covid-19 pandemic first broke, it pummeled this budding industry. “Our business basically went down 90% almost overnight,” said Vacasa Chief Executive Matt Roberts.

Bookings picked up in the summer of 2020, as people tired of being cooped at home started booking vacations, usually within driving distance. Vacasa, which manages vacation rental homes for their owners in return for a cut of the profits, said it almost tripled its revenue between the second quarter of 2020 and the second quarter of 2021, to $238 million.

The short-term rental sector is now larger and more profitable than it was before the pandemic. Total revenue in the U.S. increased to $3.8 billion for the month of September, according to AirDNA, up 30% from September 2019. Revenue per available listing increased by 40% to $149.

But as demand increases, supply in the hottest markets is becoming a problem. Unlike hotels, which only depend on the ups and downs of the hospitality market, short-term-rental operators are also at the mercy of the residential market. That is because they often compete with long-term renters and home buyers when they look to add new listings.

Over the past year, rents and home prices have surged in the kind of places where demand for short-term rentals is strongest, such as California’s Coachella Valley and New York’s Hudson Valley.

Many people also decided to move into their own vacation homes to work remotely rather than list them on short-term rental sites. That has made it more expensive for vacation-rental companies to add the new listings they need to continue growing and meet their lofty valuations. Labor shortages make it more challenging to find cleaners and property managers, squeezing profits.

Inspirato’s CEO, Brent Handler, said he regrets not adding more homes when rents were still low. “I wish I could go back to April 2020, knowing what I know today, and I would have been even more aggressive,” he said.

The company, which leases high-end homes on multiyear deals and makes them available to its members for a flat monthly fee, now has to work a lot harder to add listings, Mr. Handler said. The company recently launched an initiative to partner with investors looking to buy properties to lease to Inspirato.

Another challenge is that the once-hot SPAC market is cooling. Sonder and its SPAC partner, billionaire Alec Gores’s Gores Metropoulos II, recently announced they would cut the planned valuation to slightly over $1.9 billion, down from $2.2 billion when they first announced the planned merger.

“The comparable companies that we use to peg our valuation have moved down by a bit, so we’re going to adjust our price accordingly,” said Sonder’s chief executive, Francis Davidson.

Additional Information and Where to Find It

This communication is being made in connection with a proposed business combination involving Vacasa Holdings LLC (“Vacasa”) and TPG Pace Solutions Corp. (“TPG Pace Solutions”). In connection with the proposed transaction, Vacasa, Inc. ("NewCo") has filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 that includes a preliminary proxy statement for the shareholders of TPG Pace Solutions that also constitutes a preliminary prospectus of NewCo. TPG Pace Solutions urges investors, shareholders and other interested persons to read the preliminary proxy statement/prospectus as well as other documents filed with the SEC (including, when available, the definitive proxy statement/prospectus) because these documents will contain important information about TPG Pace Solutions, Vacasa, NewCo and the business combination. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of TPG Pace Solutions as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain a copy of the proxy statement/prospectus, without charge, by directing a request to: TPG Pace Solutions, 301 Commerce St., Suite 3300, Fort Worth, TX 76102. The preliminary proxy statement/ prospectus and, once available, the definitive proxy statement/prospectus, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in Solicitation

TPG Pace Solutions, NewCo, Vacasa and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of TPG Pace Solutions in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of TPG Pace Solutions’ executive officers and directors in the solicitation by reading TPG Pace Solutions’ initial public offering prospectus, which was filed with the SEC on April 9, 2021 and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Other information concerning the interests of participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, is set forth in the proxy statement/prospectus relating to the business combination. Shareholders, potential investors and other interested persons should read the preliminary proxy statement/prospectus and, once available, the definitive proxy statement/prospectus, carefully before making any voting or investment decisions. Copies of these documents may be obtained for free from the sources indicated above.

Forward-Looking Statements

Certain statements made in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from TPG Pace Solutions’ or Vacasa’s expectations or projections. The following factors, among others, could cause actual results to differ materially from those described in these forward- looking statements: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement for the business combination between TPG Pace Solutions and Vacasa (the “Business Combination Agreement”); (ii) the ability of the combined company to meet listing standards following the transaction and in connection with the consummation thereof; (iii) the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to obtain approval of the shareholders of TPG Pace Solutions or other reasons; (iv) the failure to meet the minimum cash requirements of the Business Combination Agreement due to TPG Pace Solutions shareholders’ redemptions and one or more defaults by the investors in the private placement that is being undertaken in connection with the business combination, and failing to obtain replacement financing; (v) costs related to the proposed transaction; (vi) changes in applicable laws or regulations; (vii) the ability of the combined company to meet its financial and strategic goals, due to, among other things, competition, the ability of the combined company to pursue a growth strategy and manage growth profitability; (viii) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (ix) the continuing or new effects of the COVID-19 pandemic on TPG Pace Solutions and Vacasa and their ability to consummate the transaction; and (x) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the SEC by TPG Pace and NewCo.

Additional information concerning these and other factors that may impact TPG Pace Solutions’ and Vacasa's expectations and projections can be found in TPG Pace Solutions’ periodic filings with the SEC, in the preliminary proxy statement/prospectus included in the registration statement on Form S-4 filed with the SEC by NewCo, and in the definitive proxy statement/prospectus, when available. TPG Pace Solutions’ and NewCo's SEC filings are available publicly on the SEC's website at www.sec.gov.

The foregoing list of factors is not exclusive. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither TPG Pace Solutions nor Vacasa undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

No Offer or Solicitation

This communication does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This press release also does not constitute an oﬀer to sell or the solicitation of an oﬀer to buy securities, nor will there be any sale of securities in any state or jurisdiction in which such oﬀer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No oﬀering of securities will be made except by means of a prospectus meeting the requirements of Securities Act of 1933, as amended, or an exemption therefrom.

No Assurances

There can be no assurance that the transactions described herein will be completed, nor can there be any assurance, if such transactions are completed, that the potential benefits of combining the companies will be realized. The description of the transactions contained herein is only a summary and is qualified in its entirety by reference to the definitive agreements relating to the transactions, copies of which have been filed as exhibits to the Current Report on Form 8-K filed by TPG Pace Solutions with the SEC on August 3, 2021.